Exhibit 99.1

Burning Rock Announces Changes to Management and Board of Directors

GUANGZHOU, China, September 27, 2024 — Burning Rock Biotech Limited (NASDAQ: BNR) (the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced the resignation of Mr. Leo Li as a director from the Company’s board of directors (the “Board”) and as the Company’s chief financial officer, effective September 27, 2024.

Mr. Li has confirmed that his resignation was for personal reasons and not due to any disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices. Mr. Li further confirmed that he has no claims against the Company whatsoever, whether in respect of fees, remuneration or compensation for loss of office.

Concurrently, Ms. Xiaozhi Hu, senior director in finance of the Company, will be in charge of financial operations, financial reporting and related matters of the Company, and report directly to Mr. Yusheng Han, chairman of the board and chief executive officer of the Company. Ms. Hu joined the Company in May 2014 and has extensive experience in financial management.

Mr. Yusheng Han, chairman of the board and chief executive officer of the Company, stated, “On behalf of Burning Rock, I would like to express my sincere gratitude to Mr. Leo Li for his contribution to the Company during the tenure of his service, particularly during the process of Company’s initial public offering and the subsequent business development projects. Leo has played a crucial role in enhancing Burning Rock’s performance in the capital markets as we achieved significant milestones. We respect his decision and sincerely wish Leo continued success in all his future endeavors.”

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.